Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
(In millions)	March 29, 2015	March 30, 2014	March 31, 2013	April 1, 2012	April 3, 2011
Earnings calculation:
Income before income taxes	$2,539	$2,588	$2,128	$1,811	$1,492
Fixed charges	83	90	51	23	21
Less: Capitalized interest	(1)	(1)	(1)	—	—
Earnings	$2,621	$2,677	$2,178	$1,834	$1,513

Fixed charges calculation:
Interest expense	$69	$76	$38	$13	$14
Add back: capitalized interest	1	1	1	—	—
Portion of rental expense representing an interest factor(1)	13	13	12	10	7
Total fixed charges	$83	$90	$51	$23	$21

Ratio of earnings to fixed charges	31.6	29.7	42.7	79.7	72.0

(1) Interest portion of operating leases is assumed to be 28 percent.